Mail Stop 6010

June 6, 2007

Ms. Molly Henderson
Chief Financial Officer
Virtualscopics, Inc.
350 Linden Oaks
Rochester, New York 14625

     Re: **Virtualscopics, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              File No. 000-52018

Dear Ms. Henderson:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant